UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL BLUE HOLDING GROUP AG

(Name of Subject Company (Issuer))

GT HOLDING 1 GMBH

(Name of Filing Person—Offeror)

an Indirect Wholly Owned Subsidiary of

SHIFT4 PAYMENTS, INC.

(Name of Filing Person—Parent of Offeror)

Registered Ordinary Shares, CHF 0.01 nominal value per share

Registered Series A Convertible Preferred Shares, CHF 0.01 nominal value per share

Registered Series B Convertible Preferred Shares, CHF 0.01 nominal value per share

(Title of Class of Securities)

H33700107

(CUSIP Number of Class of Securities)

Jordan Frankel

Shift4 Payments, Inc.

Secretary, General Counsel and Executive Vice President, Risk and Compliance

3501 Corporate Parkway

Center Valley, Pennsylvania 18034

(888) 276-2108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Elken, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Shift4 Payments, Inc., a Delaware corporation (“Shift4”). This Schedule TO relates to the offer by GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”), to purchase all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG (“Global Blue”), a stock corporation incorporated under the laws of Switzerland (the “Global Blue Common Shares”), at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81, net to the shareholders of Global Blue in cash, without interest and upon the terms and subject to the conditions set forth in the offer to purchase, dated as of March 21, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal applicable to the Global Blue Common Shares (the “Common Shares Letter of Transmittal”), the related letter of transmittal applicable to the Global Blue Series A Shares (the “Series A Shares Letter of Transmittal”) and the related letter of transmittal applicable to the Global Blue Series B Shares (the “Series B Shares Letter of Transmittal” and, together with the Common Shares Letter of Transmittal and the Series A Shares Letter of Transmittal, in each case, with any amendments or supplements thereto, the “Letters of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

All information contained in the Offer to Purchase (including all schedules and annexes thereto) is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Transaction Agreement, dated February 16, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and between Shift4 and Global Blue and, from and after its execution and delivery of a joinder thereto on February 25, 2025 (the “Joinder”), Merger Sub. A copy of the Transaction Agreement and the Joinder are attached as Exhibits (d)(1) and (d)(2) hereto and are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Global Blue. Global Blue’s principal executive offices are located at Zürichstrasse 38, 8306 Brüttisellen, Switzerland. Global Blue’s telephone at such address is +41 22 363 77 40.

(b) This Schedule TO relates to all outstanding Global Blue Shares. Global Blue has advised Shift4 that, as of March 14, 2025, (i) 210,317,792 Global Blue Common Shares were issued and outstanding (including 10,951,622 Global Blue Common Shares held in treasury), (ii) 17,684,377 Global Blue Series A Shares were issued and outstanding (including 236 Global Blue Series A Shares held in treasury), (iii) 23,124,705 Global Blue Series B Shares were issued and outstanding, (iv) 6,151,964 Global Blue Common Shares are issuable upon the exercise of outstanding options to acquire Global Blue Common Shares, (v) 2,645,697 Global Blue Common Shares are subject to issuance pursuant to granted and outstanding restricted share awards representing the right to vest in and be issued Global Blue Common Shares by Global Blue (in the case of performance-vesting Global Blue Restricted Share Awards, assuming deemed achievement of maximum performance), and (vi) 30,735,950 Global Blue Common Shares are issuable on an as if exercised basis upon exercise of outstanding warrants to purchase Global Blue Common Shares.

(c) The information set forth in Section 7 — “Price Range of Global Blue Common Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)—(c) This Schedule TO is filed by Shift4. The information set forth in Section 9 — “Certain Information Concerning Shift4 and Merger Sub” of the Offer to Purchase and Annexes A-1 and A-2 to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Global Blue Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Global Blue Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger”

•	Section 6—“Material Swiss Tax Considerations”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

•	Section 14—“Certain Effects of the Offer”

•	Section 16—“Conditions to the Offer”

•	Section 18—“Certain Legal Matters; Regulatory Approvals”

•	Section 21—“Miscellaneous”

Subsections (a)(1)(ix)—(xi), (a)(2)(v)—(vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

(a), (b) The information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9—“Certain Information Concerning Shift4 and Merger Sub”

•	Section 11—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Global Blue”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

•	Annexes A-1 and A-2

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1)—(7), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 11—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Global Blue”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

•	Section 14—“Certain Effects of the Offer”

•	Section 15—“Dividends and Distributions”

•	Annexes A-1 and A-2

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

For purposes of subsection (a), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 10—“Source and Amount of Funds”

For purposes of subsection (b), the information set forth in the section under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 10—“Source and Amount of Funds”

For purposes of subsection (d), the information set forth in the section under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 10—“Source and Amount of Funds”

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

For purpose of subsection (a), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9—“Certain Information Concerning Shift4 and Merger Sub”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

•	Annexes A-1 and A-2

For purpose of subsection (b), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Shift4 and Merger Sub”

•	Annexes A-1 and A-2

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Global Blue Shares”

•	Section 11—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Global Blue”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 20—“Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purpose of subsection (a)(1), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Shift4 and Merger Sub”

•	Section 11—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Global Blue”

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

For purpose of subsection (a)(2), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 13—“Purpose of the Offer; Plans for Global Blue”

•	Section 16—“Conditions to the Offer”

•	Section 18—“Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (a)(3), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 12—“The Transaction Agreement; Other Agreements”

•	Section 16—“Conditions to the Offer”

•	Section 18—“Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (a)(4), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 14—“Certain Effects to the Offer”

For purpose of subsection (a)(5), the information set forth in the sections under the following captions of the Offer to Purchase is incorporated herein by reference:

•	Section 18—“Certain Legal Matters; Regulatory Approvals”

For purpose of subsection (c), The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 21, 2025.

(a)(1)(B)*	Form of Letter of Transmittal to Tender Registered Ordinary Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).

(a)(1)(C)*	Form of Letter of Transmittal to Tender Registered Series A Convertible Preferred Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).

(a)(1)(D)*	Form of Letter of Transmittal to Tender Registered Series B Convertible Preferred Shares (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).

(a)(1)(E)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)*	Summary Advertisement, dated March 21, 2025.

(a)(5)(A)	Joint Press Release issued by Shift4 Payments, Inc. and Global Blue Holding Group AG dated February 18, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(a)(5)(B)*	Investor Presentation issued by Shift4 Payments, Inc. on February 18, 2025.

(a)(5)(C)	Press Release issued by Global Blue Group Holding AG on February 18, 2025 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Global Blue Group Holding AG with the Securities and Exchange Commission on February 18, 2025).

(a)(5)(D)	Press Release issued by Global Blue Group Holding AG on February 26, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Global Blue Group Holding AG with the Securities and Exchange Commission on February 26, 2025).

(a)(5)(E)	Investor Presentation issued by Global Blue Group Holding AG on February 26, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Global Blue Group Holding AG with the Securities and Exchange Commission on February 26, 2025).

(b)(1)*	Amended and Restated Commitment Letter, dated March 18, 2025, by and among Shift4 Payments, LLC, Goldman Sachs Bank USA, Citigroup Global Markets, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Banco Santander, S.A., New York Branch, Barclays Bank PLC, and Citizens Bank, N.A. as commitment parties.

(b)(2)*	Amendment No. 1 to Second Amended and Restated First Lien Credit Agreement, dated March 18, 2025, by and among Shift4 Payments, LLC, as borrower, Goldman Sachs Bank USA as administrative agent and collateral agent and the lenders party thereto.

(d)(1)	Transaction Agreement by and between Shift4 Payments, Inc. and Global Blue Group Holding AG, dated as of February 16, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(2)*	Joinder to Transaction Agreement, dated as of February 25, 2025, by GT Holding 1 GmbH.

(d)(3)	Tender and Support Agreement by and among Shift4 Payments, Inc., SL Globetrotter, L.P., and Global Blue Holding LP, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(4)	Tender and Support Agreement by and between Shift4 Payments, Inc. and Ant International Technologies (Hong Kong) Holding Limited, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(5)	Tender and Support Agreement by and between Shift4 Payments, Inc. and CK Opportunities Wolverine S.À.R.L, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(6)	Tender and Support Agreement by and among Shift4 Payments, Inc., Partners Group Private Equity (Master Fund), LLC, Partner Group Barrier Reef, L.P. and Partners Group Client Access 5 L.P. Inc., dated as of February 16, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(7)	Tender and Support Agreement by and between Shift4 Payments, Inc. and Tencent Mobility Limited, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(8)	Tender and Support Agreement by and among Shift4 Payments, Inc. and certain other investors of Global Blue management, dated as of February 16, 2025 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Shift4 Payments, Inc. with the Securities and Exchange Commission on February 18, 2025).

(d)(9)*	Mutual Non-Disclosure Agreement, dated as of November 1, 2024, by and between Global Blue Group Holding AG and Shift4Payments, Inc.

(d)(10)*	Letter Agreement, dated February 16, 2025, by and between Global Blue Group Holding AG and Rook Holdings, Inc.

(d)(11)*	Cost Reimbursement Agreement, dated as of February 16, 2025, by and among Shift4 Payments, Inc., Global Blue Holding LP, SL Globetrotter LP, and Global Blue Group Holding AG.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Shift4 Payments, Inc.

By:	/s/ Jared Isaacman
Name:	Jared Isaacman
Title:	Chief Executive Officer

Date: March 21, 2025